FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May, 2009
Commission File Number 001-10805

ROGERS COMMUNICATIONS INC.

(Translation of registrant’s name into English)

 333 Bloor Street East
10th Floor
Toronto, Ontario M4W 1G9
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐                     Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐                     No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐                     No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______.

The following documents are attached as exhibits hereto and are incorporated herein by reference: (i) Agency Agreement, dated as of May 21, 2009, between Rogers Communications Inc. (the “Company”) and the several agents named in Schedule II thereto; (ii) Indenture, dated as of May 26, 2009, between the Company, as issuer and CIBC Mellon Trust Company, as trustee (the “Trustee”); and (iii) First Supplemental Indenture, dated as of May 26, 2009, relating to the Company’s 5.80% Senior Notes due 2016, among the Company, Rogers Wireless Partnership (“RWP”), Rogers Cable Communications Inc. (“RCCI”) and the Trustee.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS COMMUNICATIONS INC.
By:	/s/ David P. Miller
David P. Miller Senior Vice President, General Counsel & Secretary

Date:   May 27, 2009

Exhibit Index

Exhibit Number	Description of Document

99.1	Agency Agreement, dated May 21, 2009, between the Company and the several agents named in Schedule II thereto.
99.2	Indenture, dated May 26, 2009, between the Company and the Trustee.
99.3	First Supplemental Indenture, dated May 26, 2009, among the Company, RWP, RCCI, and the Trustee.